# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zoomcar Holdings, Inc., CIK 0001854275
CUSIP: 45784G200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Anjaneya Techno Park, No. 147, 1st Floor, Kodihalli, Bangalore, India (K7), 560008
Date of event which requires filing of this statement: 05/20/2025
Filed by CIK 0001181955
Persons authorized to receive notices and communications: Robert J. Eide, 1345 Avenue of the Americas, New York, New York (NY), 10105, 212-813-1010

## Reporting persons
- Robert J. Eide (CIK 0001181955): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 576,145; shared voting power 0; sole dispositive power 576,145; shared dispositive power 0; aggregate amount beneficially owned 576,145 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Zoomcar Holdings, Inc.
Address of issuer's principal executive offices: Anjaneya Techno Park, No. 147, 1st Floor, Kodihalli, Bangalore, India (K7), 560008

## Item 2. Identity and Background
Name of person filing: Robert J. Eide
Residence or business address: 1345 Avenue of the Americas, 27th Floor, New York, NY 10105
Present principal occupation or employment: Chief Executive Officer of Aegis Capital Corp., a registered broker-dealer with primary address at 1345 Avenue of the Americas, 27th Floor, New York, NY 10105
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: Robert J. Eide ("Mr. Eide") has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to a securities purchase agreement dated November 5, 2024 (the "November Transaction"), between the company and certain investors with Aegis Capital Corp. ("Aegis") as the placement agent, Mr. Eide purchased for an aggregate purchase price of $400,000.24, 93,458 shares of common stock, Series A warrants to purchase up to 934,580 shares of common stock and Series B warrants to purchase up to 402,821 shares of common stock. In the same transaction, Aegis, as placement agent was issued as compensation common warrants to purchase 213,785 shares of common stock, Series A warrants to purchase up to 2,137,850 shares of common stock and Series B warrants to purchase up to 921,452 shares of common stock. Mr. Eide is the Chief Executive Officer of Aegis Capital Corp. and has sole voting and investment power over the shares owned by Aegis Capital Corp.

Pursuant to a securities purchase agreement dated December 23, 2024 (the "December Transaction"), between the company and certain investors with Aegis Capital Corp. as the placement agent, the Company issued as compensation to Aegis, as placement agent in three closings (i) common warrants to purchase 351, 593 shares of common stock, Series A warrants to purchase up to 5,425,280 shares of common stock and Series A warrants to purchase up to 1,406,370 shares of common stock in a December 24, 2024 closing; (ii) common warrants to purchase 192,180 shares of common stock, Series A warrants to purchase up to 3,002,808 shares of common stock and Series A warrants to purchase up to 768,719 shares of common stock in a February 4, 2025 closing.

Effective as of March 31, 2025 (the "March Settlement"), the Company entered into a settlement agreement to resolve certain claim with Aegis Capital Corp and certain affiliated in consideration for the issuance of $7,000,000 of securities of the Company in a private placement consisting of the issuance of (i) 32,000 shares of common stock, Series A Warrants to purchase up to 500,000 shares of common stock and Series B Warrants to purchase up to 128,000 shares of common stock to the Mr. Eide, (ii) 32,000 shares of common stock, Series A Warrants to purchase up to 500,000 shares of common stock and Series B Warrants to purchase up to 128,000 shares of common stock to the Robert Eide Pension Plan, (iii) 32,000 shares of common stock, Series A Warrants to purchase up to 500,000 shares of common stock and Series B Warrants to purchase up to 128,000 shares of common stock to Robert J Eide Esq. Associates PC, and (iv) 26,436 shares of common stock, Series A Warrants to purchase up to 413,063 shares of common stock and Series B Warrants to purchase up to 105,744 shares of common stock to Isagen LLC. Mr. Eide is sole beneficiary and trustee of the Robert J Eide Pension Plan, a pension plan formed in New York, and has sole voting and investment power over the shares owned by the Robert J Eide Pension Plan. Mr. Eide is the sole shareholder and chief executive officer of Robert J Eide Esq. Associates PC and has sole voting and investment power over the shares owned by Robert J Eide Esq. Associates PC. Mr. Eide is the sole member of Isagen LLC and has sole voting and investment power over the shares owned by Isagen LLC.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Eide does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, Mr. Eide may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing or selling additional Shares, exercising warrants or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 576,145 shares of the common stock of the Company beneficially owned by Mr. Eide which in the aggregate represents 9.2% of the Company's outstanding common stock (based on 6,269,029 shares of common stock outstanding as of May 20, 2025)
Number of shares as to which each person has sole or shared power to vote or dispose: Of the 576,145 shares of the common stock of the Company beneficially owned by Mr. Eide, 209,889 shares are owned individually by Mr. Eide and 366,256 shares are owned by Isagen LLC.
Transactions in the class effected during the past sixty days:
In addition to the March Settlement described above, on April 4, 2025, Mr. Eide, individually, exercised 127,959 Series B Warrants on a cashless basis, Robert J. Eide Esq & Associates PC exercised 127,959 Series B Warrants on a cashless basis, Robert J. Eide Pension Plan exercised 127,959 Series B Warrants on a cashless basis. Isagen LLC exercised 105,711 Series B Warrants on a cashless basis. After these exercises, Mr. Eide beneficially owned 798,452 shares of common stock comprised of 184,772 shares owed individually, 159,959 shares owned by Robert J. Eide Esq & Associates PC, 159,959 shares owned by the Robert J. Eide Pension Plan and 154,787 shares owned by Aegis Capital Corp.

On May 2, 2025, Mr. Eide, individually, exercised 275,117 Series A warrants on a cashless basis, Robert J. Eide Esq & Associates PC exercised 275,117 Series A warrants on a cashless basis, Robert J. Eide Pension Plan exercised 275,117 Series A warrants on a cashless basis and Aegis Capital Corp. exercised 275,117 Series A warrants on a cashless basis and Isagen LLC exercised 227,281 Series A warrants on a cashless basis. After these exercises, Mr. Eide beneficially owned 2,176,456 shares of common stock comprised of 459,889 shares owed individually, 435,076 shares owned by Robert J. Eide Esq & Associates PC, 435,076 shares owned by the Robert J. Eide Pension Plan, 480,159 shares owned by Aegis Capital Corp. and 366,256 shares owned by Isagen LLC.

On May 12, 2025, Robert J. Eide Esq & Associates PC and the Robert J. Eide Pension Plan each converted 435,076 shares of common stock to pre-funded warrants exercisable for 435,076 shares of common stock and Aegis Capital Corp. converted 480,159 shares of common stock to pre-funded warrants exercisable for 480,159 shares of common stock. On May 20, 2025, Robert J. Eide Esq & Associates PC converted 250,000 shares of common stock to pre-funded warrants exercisable for 250,000 shares of common stock. After these conversions, Mr. Eide beneficially owned 576,145 shares of the common stock of the Company of which 209,889 shares are owned individually by Mr. Eide and 366,256 shares are owned by Isagen LLC.
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Eide is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Eide and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Robert J. Eide: /s/ Robert J. Eide, Robert J. Eide (05/21/2025)